

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 25, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Dwight L. Dunlap, Chief Financial Officer
Natural Resource Partners L.P.
601 Jefferson Street, Suite 3600 Houston, Texas 77002

    Re: Natural Resource Partners L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed February 27, 2009
            Form 10-Q for the Fiscal Quarter Ended March 31, 2009
            Filed May 7, 2009
            File No. 1-31564

Dear Mr. Dunlap:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director